VIA EDGAR

October 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Angela Connell, Tamika Sheppard and Suzanne Hayes

Re:	Septerna, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-282469

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Septerna, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 24, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Adam V. Johnson at (212) 459-7072.

If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,
SEPTERNA, INC.

/s/ Jeffrey Finer, M.D., Ph.D. Jeffrey Finer, M.D., Ph.D.
President and Chief Executive Officer

cc:	Liz Bhatt, M.S., M.B.A., Septerna, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Deepa M. Rich, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP